Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Xtrades Inc.
10000 Washington Blvd
Culver City, CA 90232
Xtrades.net

Up to $1,235,000.00 in Common Stock at $0.10
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Xtrades Inc.
Address: 10000 Washington Blvd, Culver City, CA 90232
State of Incorporation: DE
Date Incorporated: January 10, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 150,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 12,350,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.10
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus

As you are an Xtrades Founding Member you are eligible for 6% bonus shares.

*In order to qualify for the Loyalty Bonus your StartEngine account email must match your Xtrades account email

Reservation Bonus

All Reservation Holders will receive 25% bonus shares.

Time-Based Perks

First Two Weeks - Invest in first 14 days and receive 30% bonus shares.

First 30 Days - Invest in first 30 days and receive 20% bonus shares.

Flash Perk - Invest from Day 60 to Day 75 and receive 20% bonus shares.

Amount-Based Perks

Tier 1 - Invest $500 and receive 6 Months of Elite Membership Free.

Tier 2 - Invest $1,800 and receive Lifetime Access to our Algorithm Suite, our AI and Machine Learning Suite, and Crypto Copy Trading + all of the the above.

Tier 3 - Invest $6,000 and receive 10% bonus shares + an Xtrades Limited Edition Designer T-Shirt (up to 500 available) + $100 Xbits (Apparel and App Credits) + all of the above.

Tier 4 - Invest $12,000 and receive 15% bonus shares + an Xtrades Investor Hat with Custom Embroidery (up to 300 available) + $200 Xbits (Apparel and App Credits) + 1 Ticket to our In-Person Live Trading/Networking Event in either LA or New York**** + the above.

Tier 5 - Invest $24,000 and receive 20% bonus shares + a silver investor plaque (up to 100 available) + the above.

Tier 6 - Invest $50,000 and receive 25% bonus shares + $1000 Xbits (Apparel and Credits) + Receive a Large Gold Investor Plaque (up to 50 available) + the above.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Xtrades Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $10. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, Reservation Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Glossary

*Algorithm Suite = A collection of Tradingview and Think or Swim custom indicators and scripts that we've created for users to attatch to their charting tools to use and assist them in their ability to identify ups and downs inside of the charts. A popular method of assistance for traders. This includes the Xtrades Algo Pro on Tradingview.

**The A.I + Machine Learning Suite = This includes our RoyBaty Algorithm (https://app.xtrades.net/profile/39fbd3de-acb8-4b81-a692-d930b534b6f4?tab=alerts). Our machine learning feature that uses our entire database of crowdsources alerts to help identify within future alerts which ones it likes based on its algorithm.

***Crypto Copy Trading is a copy trading bot that allows users to follow (using API keys to Crypto Exchanges) traders that alert inside of our app / discord and also use emojis to follow specific trades ideas directly from Discord and our app

**** Travel and Lodging Not Included

The Company and its Business

Company Overview

Company Overview

"Xtrades Inc. (" Xtrades" or the "Company") is a C corporation organized under the laws of the state of Delaware that improves social trading using AI and Machine Learning.

Business Model

The Company's business model consists of a subscription sales model. Our subscriptions and trading products are sold globally at our company platforms like Xtrades.net and CryptoTraders.com as well as direct-to-consumer businesses online. We believe the Company is currently positioned well in the AI and Machine learning sphere, has a proven working model, and is highly scalable.

Corporate History

Before October 2023, Xtrades Inc. was divided into two LLCs; Crypto Traders Group LLC and Xtrades LLC. The entity has changed its legal structure from LLCs to Incorporation as of October 2023. Kevin Wan was the common management between both entities. As company is intended to participate in seeds funding to invite Investors, Management and shareholders of both entities decided to merge into one Incorporation which is now called as Xtrades incorporation.

Intellectual Property

The Company has one trademark for "Xtrades."

Source for trademark:

https://tsdr.uspto.gov/#caseNumber=97081638&caseSearchType=US_APPLICATION&caseType=DEFAULT&searchType=statusSearch

Competitors and Industry

Competitors

The goal is to avoid competition by bringing a unique value proposition to the space, however, the Company has several major competitors in the digital financial services market. Some of the top competitors in our industry include: TradeZella, Stocktwits, Tradingview. Tradingview is the industry leader and the Company's primary competition in the financial technology industry. TradeZella also owns significant market share and is capitalizing on the digital services for trader and investor journaling. Despite the present competitive landscape, the Company stands out in the financial technology industry because we have successfully crowdsourced trades from thousands of users to create a profitable machine learning algorithm over a 300 option trade sample in a bear market.

Industry

The United States Financial Technology Industry is currently estimated at $4 trillion and is projected to grow at a rate of 11% per year. It is predicted to reach $498B in revenue by 2028.*

*Source: https://www.mordorintelligence.com/industry-reports/us-fintech-market#:~:text=The%20United%20States%20Fintech%20market%20reached%20a%20size,of%2011%25%20over%20the%20period%20of%20the%20forecast.

Current Stage and Roadmap

Current Stage

The Company's Service Subscriptions are currently on the market and generating an estimated $80,000 a month.

The Company's Machine Learning Model is currently functioning in its beta version and already tracking results live in our app

Future Roadmap

The Company's efforts for the next few years will be focused on launching new features. We have more than 8 new features planned over the next 6 months, including: a webinar for top traders to publicly host events and a coaching service where traders can offer their coaching services for an hourly. We also have an LLM (Large language model) planned that will allow users to input asset tickers and receive a catalyst summary for a ticker. To add to this, the Crypto side of the product will see new additions like the Trader Profile where statistics and transparency on a trader's abilities can be found.

The Team

Officers and Directors

Name: Kevin Wan

Kevin Wan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Founder, Board Member, Principal Accounting Officer
  Dates of Service: January, 2023 - Present
  Responsibilities: Kevin facilitates development, marketing, and business modeling. Kevin does not currently receive compensation and currently owns 89% of the company's equity. He anticipates taking a salary once the company grosses $5M a year.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
It is possible that the Machine Learning Model, will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We have already been victim to a cybersecurity breach through an associated Discord server whereby a hacker attempted to trick users into transferring their funds into a hacker account. The affected user base was minimal and we compensated the affected investors. We have taken precautions in an effort to sure up our cybersecurity. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and

data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Financial Market Correlation Risk
Due to the nature of our company, we can expect revenue to be variable based upon the nature and movements of the markets.

Financial Markets Correlated Risk
May experience reduced activity during a slow or low volatility financial market environment

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kevin Wan	212,651,835	Common Stock	89.3%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 12,350,000 of Common Stock.

Common Stock

The amount of security authorized is 265,000,000 with a total of 238,135,827 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 238,135,827
  Use of proceeds: Not applicable.
  Date: April 11, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2023

Revenue

Revenue for fiscal year 2022 was $1,803,508 compared to $1,061,332 in fiscal year 2023. The decrease was largely due to the lower performance in the capital markets. Therefore, there was less interest in Xtrades since there was less trading volume overall.

Gross margins

Gross margins for fiscal year 2022 were 14.41% compared to 21.53% in fiscal year 2023. This was largely due to a significant decrease in expenses.

Cost of Sales

The Company has no direct cost of sales. However, there are developers costs. Due to the nature of this expense, it has been categorized under operational expenses. See the below description.

Expenses

Expenses for fiscal year 2022 were $1,543,631 compared to $832,869 in fiscal year 2023. Because income decreased, we minimized expenses to remain profitable.

Historical results and cash flows:

The Company is currently in the initial production stage and high growth stage of revenue generation. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because with current models, we were able consistently increase our monthly revenue between 2019 and 2022. Past cash was primarily generated through membership subscriptions and membership packages. Our goal is to continue increasing the value of our products, services, and technology to drive continued demand and retention to our subscriptions. If you believe the Company's historical cash flows are not representative of what is to be expected in the future, insert a few sentences explaining why.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2024, the Company has capital resources available in the form of a line of credit for $4,000 from Ramp, and $130,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $33,000 for expenses related to R&D, user interface / user experience, software development, design, customer support, customer acquisition, business services, and user base contributions.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 92 months. This is based on a current monthly burn rate of $33,000 for expenses related to development speed and efficiency, User experience and feature improvement, Machine learning and A.I. related features using our data, and advertising.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $23,813,582.70

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no preferred stock. The company has no options, warrants, or other securities with a right to acquire shares outstanding. The Company has no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees

5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Front End Development
  31.0%
  We will use 31% of the funds raised for product development, including hiring front end developers.

- Back End Development
  25.0%
  We will use 25% of the funds raised for product development, including hiring front end developers.

- User Experience
  10.0%
  We will use 10% of the funds towards enhancing the user experience of the application.

- Search Engine Optimization
  2.0%
  We will use 2% of the funds towards SEO.

- Marketing
  25.0%
  We will use 25% of the funds towards marketing initiatives.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at Xtrades.net (www.xtrades.net/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/xtrades

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Xtrades Inc.

[See attached]

Xtrades Inc.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 2022 & DECEMBER 2023

with Independent Auditor's Review Report

Table of Content

To,
The Shareholder(s) of,
Xtrades Inc.

We have reviewed the accompanying consolidated balance sheet of Xtrades Inc. as of December 31, 2022, and December 31, 2023, and the related consolidated statements of income and changes in equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management.

Management's Responsibility:

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility:

Our responsibility is to conduct the review engagement in accordance with the standards of the American Institute of Certified Public Accountants (AICPA). A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit conducted in accordance with U.S. generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.

Opinion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

FAIZA MEHMOOD
FM Financial Services LLC
Texas, United States
Date: March 13, 2024

XTRADES INC.

CONSOLIDATED BALANCE SHEET

FOR THE YEAR ENDED DECEMBER 31, 2022 & DECEMBER 31, 2023

ASSETS				
		Year 2023		**Year 2022**
Current Assets				
Cash and Cash Equivalents	$	158,758	$	77,703
Total Current Assets	**$**	**158,758**	**$**	**77,703**
TOTAL ASSETS	**$**	**158,758**	**$**	**77,703**
LIABILITIES				
Current Liabilities				
Other Current Liabilities	$	6,671	$	3,932
Total Current Liabilities	**$**	**6,671**	**$**	**3,932**
TOTAL LIABILITIES	**$**	**6,671**	**$**	**3,932**
Equity		**152,087.00**	**$**	**73,771**
TOTAL LIABILITIES AND EQUITY	**$**	**158,758**	**$**	**77,703**

The accompanying notes are an integral part of these financial statements.

Xtrades Inc.

Consolidated Statement of Income and Equity

December 31, 2022 & December 31, 2023

	2,023	2,022
Revenue	1,061,332	1,803,508
Revenue Generated through Subscriptions	**1,061,332**	**1,803,508**
Total Revenue (Net)	**1,061,332**	**1,803,508**
Administrative and Operational Expenses	832,869	1,543,631
Total Administrative and Operational Expenses	**832,869**	**1,543,631**
Net Profit before Tax	228,463	259,877
Equity at the beginning of the period	1,629,161	1,369,284
Equity at the end of the Period	**1,857,624**	**1,629,161**

The accompanying notes are an integral part of these consolidated financial statements.

Xtrades Inc.

STATEMENT OF CASH FLOW

December 31, 2023

		2022'		2023'
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income	**$**	**228,463**	**$**	**259,877**
Increase in Current Liabilities	$	2,739	$	999
NET CASH PROVIDED BY OPERATING ACTIVITIES		**231,202**	**$**	**260,876**
CASH FLOWS FROM FINANCING ACTIVITIES				
Shareholders Distributions	$	(150,148)	$	(256,881)
Net cash from Financing Activities	**$**	**(150,148)**	**$**	**(256,881)**
NET CASH INCREASE FOR THE PERIOD	**$**	**81,054**	**$**	**3,995**
Cash and Cash equivalents, beginning of year	$	77,703	$	73,708
CASH & CASH EQUIVALENTS, END OF YEAR		**158,757**	**$**	**77,703**

The accompanying notes are an integral part of these consolidated financial

Xtrades Inc.

Notes to the Financial Statements

NOTE A - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

NOTE 1 - NATURE OF ORGANIZATION

Xtrades Inc is a social trading application that leverages crowdsourced information from its active user base to provide retail investors and traders with valuable insights, aiming to give them an edge in the financial markets. The company is located remotely, with a physical address at 555 N Spoede Road, Saint Louis, MO 63141. Xtrades Inc has a diverse group of shareholders, each with varying percentages of ownership. The company's largest shareholder is Kevin Wan with 89% Shareholding.

The company operates in the financial technology sector, specifically as a social trading application. The recent introduction of a Machine Learning Algorithm feature validates certain trades as profitable, showcasing innovation in its services

Before October 2023, Xtrades Inc. was divided into two LLCs Crypto Traders and Xtrades LLC. The entity has changed its legal structure from LLCs to Incorporation as of October 2023. Kevin Wan was the common management between both entities. As company is intended to participate in seeds funding to invite Investors, Management and shareholders of both entities decided to merge into one Incorporation which is now called as Xtrades incorporation

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company prepares its financial statements on the cash basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The cash basis of accounting records transactions only when cash is exchanged. Revenue is recognized when cash is received, and expenses are recognized when cash is paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash and investments with an original maturity of three months or less. The Company maintains its cash and cash equivalents in banks accounts that may exceed federally insured limits at times during the year.

Property and Equipment

Property and equipment, with estimated useful lives of greater than one year and original cost greater than$1,500, are capitalized and stated at cost. Depreciation is computed over the estimated useful lives of the assets using straight-line and accelerated methods. When properties and equipment are retired or otherwise disposed of the asset and accumulated depreciation accounts are adjusted accordingly. Any resulting gain and losses on disposition of property and equipment are included in other income as realized.

The is no fixed assets as the date of this balance sheet.

The company relies on various revenue streams, including Crypto Traders Revenue, Services, Stripe Sale Income, and Xtrades Revenue. The revenue is generated through subscription of data access related to Crypto Market. The entity is providing an insight and no giving any opinion on investment to a specific currency. As a result, there is no risk associated related to customers claims arised due to provided information

Income Taxes

Income tax payable is the amount represents a business organization's tax liability to the government where it operates. The amount of liability will be based on its profitability during the period and the applicable tax rates. Tax payable is not considered a long-term liability, but rather a current liability that needs to be settled within the next 12 months. As the entity is applying cash basis of accounting, no liability has been recorded related to income tax expense.

NOTE B - CONCENTRATIONS

As the company is generating revenue from retail customer, there is no concentration in terms of revenue streams.

NOTE C - ADMINISTRATIVE & OPERATIONAL EXPENSES

The major administrative and operational expenses are Contractor, Marketing and development expenses. The entity has invested heavily on Development and design of the plateform and incurred high Marketing cost for customer acquisition and retention.

Subsequent Event:
The company has evaluated all subsequent Events as of the date of this report.

Xtrades Inc
Profit and Loss
Year 2022 & 2023
Supplementary Information

	Year 2023			Year 2022		
Income	**Crypto**	**Xtrades**	**Total**	**Crypto**	**Xtrades**	
Total Income	**$ 85,155**	**$ 976,178**	**$ 1,061,332**	**$ 101,652**	**$ 1,701,856**	**$ 1,803,508**
Cost of Goods Sold						
Cost of Goods Sold						$ -
Total Cost of Goods Sold	**$ -**			**$ -**		**$ -**
						$ -
Gross Profit	**$ 85,155**	**$ 976,178**	**$ 1,061,332**	**$ 101,652**	**$ 1,701,856**	**$ 1,803,508**
Expenses						$ -
Advertising & Marketing	$ 777	$ 71,153	$ 71,930	$ 2,537	$ 208,630	$ 211,167
Bank Charges & Fees	$ 1,631		$ 1,631	$ 3,422		$ 3,422
Business Services	$ 55,923		$ 55,923	$ 67,390		$ 67,390
Other Expenses	$ 12,311	$ 42,630	$ 54,284	$ 17,433	$ 4,906	$ 22,340
Design and Development		$ 202,894	$ 202,894		$ 477,615	$ 477,615
Dispute - Xtrades		$ 3,532	$ 3,532		$ 11,601	$ 11,601
Tax Resolution / Accounting		$ 13,500	$ 13,500			$ -
Operations Expense - Xtrades		$ 420	$ 420		$ 420	$ 420
Other Business Expense - Xtrades		$ 471	$ 471		$ 1,529	$ 1,529
PayPal Fees - Xtrades			$ -		$ 35,035	$ 35,035
Product Design - Xtrades		$ 9,987	$ 9,987		$ 4,928	$ 4,928
Refunds - Xtraders		$ 3,546	$ 3,546		$ 24,904	$ 24,904
Subscription - Xtrades		$ 783	$ 783		$ 1,425	$ 1,425
Miscellenous Expenses		$ 19,980	$ 19,980			$ -
Upwork Escrow - Xtrades		$ 6,542	$ 6,542		$ 3,748	$ 3,748
User Acquisition - Xtrades		$ 2,223	$ 2,223			
Insurance			$ 259			$ 194
Meals & Entertainment			$ 10,287			$ 9,048
Office Supplies & Software			$ 13,296			$ 13,732
Parking Expense			$ 15			$ 125
Partner Payout			$ 490			
PayPal Processing Fees			$ 17,260			
Refunds			$ (4,450)			$ 6
Shipping & Postage			$ 367			$ 109
Stripe Dispute Activity			$ 10,125			$ 13,998
Stripe Fees			$ 23,241			$ 50,907
Trader Payment / Contributor						
Payout			$ 297,256			$ 570,504
Travel			$ 16,797			$ 18,814
Utilities			$ 281			$ 670
Total Expenses	**$ 70,641**	**$ 377,661**	**$ 832,869**	**$ 90,782**	**$ 774,741**	**$ 1,543,631**
Net Profit	**$ 14,513**	**$ 598,517**	**$ 228,463**	**$ 10,870**	**$ 927,115**	**$ 259,877**

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine

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GET A PIECE OF XTRADES

The Future of Trading

Xtrades is an interactive social platform that is powered by AI and proprietary technology to deliver the most impactful and actionable market insights.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Xtrades
The Future of Trader Collaboration
Available on:
App Store
Google Play

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$0.10 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$250	$23.81M

REASONS TO INVEST

- COMMUNITY-POWERED GROWTH: Xtrades uses AI and Machine Learning to present high-quality analytics to traders and create a more gamified interactive online experience.

- A GIANT MARKET: Over 100 million brokerage accounts exist. Retail owns over $20 trillion of assets. Xtrades is targeting these individuals.

- PROVEN TRACTION: With 12.3% monthly user growth, an annual revenue run rate of $1M, and consistent YOY growth, Xtrades demonstrates growing momentum and a loyal user base.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Kevin Wan • Founder, CEO, Board Member, Principal Accounting Officer

Kevin Wan is a serial digital entrepreneur focusing on financial technology catering to retail investors in the stock market and cryptocurrencies. With an economics degree from UCSB, he is currently enrolled at the MIT Sloan School of Management Artificial ...

Read More

THE PITCH

Trade Smarter, Together – Powered by Machine Learning

Xtrades aims to redefine social trading for retail investors through the creation of a collaborative digital trading platform where users learn, share, and trade smarter – together. Xtrades incentivizes its users through their proprietary payout algorithm to share not just trades, but valuable insights and educational advice on record and in real-time. This gives users the opportunity to gain success, build their reputation, and monetize themselves on the platform as it grows.



The Power of Xtrades
Utilizing strict price validation methods, we ensure signals are sent on time and actionable.
Learn
Earn
Collaborate
Leaderboard
Rankings

A user can go through Xtrades as a student of the game, learn how to trade, then share their wisdom/trades and learnings with others and as a result, receive Influence Points and XBits which are essentially karma values and financial rewards for helping the user base.

At Xtrades, we foster a culture of mutual benefit, rewarding expertise, and transparency. We're building a future where community success fuels individual growth, empowering millions to trade smarter, not harder.

THE OPPORTUNITY & OUR BUSINESS MODEL

The Power of XTrades: Collaboration Meets A.I.



The Problem
Retail traders don't have a reliable support system when investing or trading the financial markets
Problems with Solutions
Price
Most educational communities/websites teaching Penny Stock, Options Trading, and Crypto long & short strategies can range from $100–$1000/month.
Furus
Everyone on the internet these days is claiming to be the best trader in the world.
Boring
Most products and services available to retail are similar in nature and provide no unique interaction or technology

Retail investors struggle to gain an edge in a place as complex as the markets. With misinformation as prevalent as it is and sharky sales tactics, most beginners have no clue where to start. Xtrades aims to democratize and bring transparency to financial alpha by building what we believe to be one of the world's most advanced collaborative trading platforms.

The Xtrades Solution


Alerts
Trending tickers
15 alerts
18 alerts
11 alerts
11 alerts
Recent alerts

1 We spotlight the better traders by **verifying** their trades/information they present

2 When spotlighted, **traders can gain influence** and earn money from users on the platform

3 Users on the platform get **lower costs** and **better deals** when it comes to Mentorship, Trading Signals, and other resources to help them become better at trading

Powered by AI and Machine Learning, Xtrades empowers users to:

- **Learn** – Access community-built educational resources, and analytics catered towards finding financial ideas in real-time.
- **Share** – Post trade ideas transparently, earn rewards for valuable contributions, and build your reputation as a market influencer.
- **Trade Smarter** – Leverage community wisdom, AI-driven market analysis, and personalized alerts to make informed trading decisions.

As opposed to competitors, Xtrades is committed to transparency, using strict price validation methods to ensure alerts posted are actionable to the reader.


Xtrades
Alerts
Trending tickers
15 alerts
18 alerts
11 alerts
Recent alerts
Want to see live trades as they happen?
Subscribe now
3-Tiered Subscription Model for Alerts
Elite
Basic Access to the Discord (Monthly)
Elite+
Elite + Access to Algorithmic Alerts (Yearly)
Lifetime
Elite Plus + 2 free hours of mentorship (One time)
Transaction-Based Marketplace
Xtrades earns a **40% commission** on each sale through the XHub Store, **20% Commissions** on Coaching, and **5%** of Tips

Our Competitive Edge:

- **Unique Incentives** – Gamification and monetization motivate users to share valuable insights and collaborate, fostering a thriving, connected community.
- **A.I. Advantage** – xStats data empowers users to analyze their strengths and weaknesses to make adjustments to their own trading.
- **Collaborative Expertise** – Learn from and connect with a community of experienced traders.
- **Bridging Tradfi to Defi** – Xtrades specializes in the Stock Market & Cryptocurrencies through their proprietary tech CryptoTraders.com. Users can bounce between trading both assets to open themselves up to more opportunities.
- **Affordable Access** – No expensive subscriptions or hidden fees.
- **Beyond Benefits** – Earn recognition and rewards for contributing, fueling community growth and engagement. Gain access to premium trading tools, hyper-customizable notifications, and additional live education features.

THE MARKET & OUR TRACTION

Riding the Wave of Retail Innovation & Growth

The retail trading wave is growing, driven by over 180 million passionate investors and traders (Source). This booming market, representing a $48 billion SAM and a $29 trillion TAM, is hungry for innovative platforms that empower individuals to learn, share, and trade smarter (Source). However, digital finance is an emerging industry that hasn't found much traction in the last decade, until Xtrades. At Xtrades, we promote a culture of providing valuable, money-making information and educational advice, catering to market demand.


#4
Product Hunt Ux Product of the month (November 2022)
We released our mobile application on
App Store
Google Play
Xtrades by the Numbers
150
Sponsored Traders
$119K
Average Revenue per Month 2022-2023
0.47%
Dispute Activity
$1133.65
2022 Lifetime Value
$1M
Annual Revenue Run Rate
12%
Average Growth per Month since inception
$318
Average LTV
3.2%
Current Monthly Churn

We're already seeing incredible momentum with a thriving user base and consistent growth since our 2019 debut. We leverage cutting-edge AI to analyze crowd-sourced trades, offering users data-driven insights on posted trades that empower smarter decision-making. Plus, recent industry updates, like the crypto-approved ETFs and a near-record S&P 500, further validate the rising tide of retail trading.


U.S. Market Statistics
84% Higher
American Retail Investor Peak Flows in 2023 compared to 2019
61%
of American Adults own stock
100M+
Retail Client Brokerage Accounts
Serviceable Obtainable Market
$20M+
Total Addressable Market
Xtrades
Option Flow

*Source / Source / Source

Our ability to bootstrap to 17,500+ daily users, become #4 Product Hunt Ux Product of the Month (November 2022), launch our mobile app, and achieve a 12.3% monthly user growth, paints a vibrant picture for Xtrades. With revenue of over $1 million the past two years and a $1 million annual run rate, we believe we're fueling the future for innovation.


9:41
John Doe
75
$138.43
Top Performing Alerts
TRDR
COIN
1H %
24H %
7D %
RSLT %
BTC ; BTO
@ $29,152.64
+0.23
+0.27
ETH ; BTO
@ $1,838.65
+0.23
+0.27
XRP ; STO
@ $0.6838
+0.23
+0.27
TRX ; STO
@ $0.0764
+0.23
-0.27
MATIC ; STO
@ $0.6838
+0.23
+0.27
Active Tickers
Binance
BNB
$239.16 -0.02%
Market Cap
$36,795,653,908
Volume
$359,736,380
Market Cap (24h)
0.98%
Circulating Supply
153,852,690 BNIB
Total Supply
153,852,690 BNIB
Max Supply
-
Fully Dilluted m.cap
$36,767,834,144
Top Performing Alerts
John Doe
@john.doe
+4.2%
TRON
TRX - @ $0.0764
Crypto
+0.23%
1H
+0.27%
24H
-11.68%
7D
$0.0764
Entry Price
$0.0779
Exit Price
$0.0016
Trade Gain
+0.23%
1H %
-0.27%
24H %
+0.01
7D %
Bitcoin
+0.78%
Ethereum
John Doe
Sold BTC $630.00 Puts @ $29,1...
+252.2%

Further, Xtrades is taking concepts from what they've built on the Stocks and Options side of the company and bringing them over to the Crypto side via their product CryptoTraders.com. This product is growing at a fast rate, having seen an increase of 184.9% regarding active subscribers since October 2023. With new products like the discord integrated copy trading bot, we're expecting more revenue-generating products to be built and used by the vibrant community and team members existing on their discord.

WHY INVEST

Join Xtrades in Building the Future of Finance


Invest in the **Future of Finance**
Join us in bringing Full rransparency to the
Stocks and Options Signals Business

We believe Xtrades is more than just a platform, but a thriving community of users united by the power of collaboration and A.I. We aim to revolutionize social trading with copy features, expert-led webinars, and personalized insights.

Through strict price validation methods, enhanced machine learning, and a transparent-driven approach, Xtrades offers a unique and beneficial user experience. We're looking to enhance social trading through unique features, expert-led webinars, and personalized insights for enhanced financial literacy. At Xtrades, we aim to build the future of finance, where collaboration and intelligence empower everyone to unlock their trading potential.

Invest in Xtrades. Invest in the future of trading.

ABOUT

HEADQUARTERS
10000 Washington Blvd
Culver City, CA 90232

WEBSITE
View Site

Xtrades is an interactive social platform that is powered by AI and proprietary technology to deliver the most impactful and actionable market insights.

TERMS

Xtrades

Overview

PRICE PER SHARE
$0.10

VALUATION
$23.81M

DEADLINE
Aug. 13, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$250

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
150,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
12,350,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus

As you are an Xtrades Founding Member you are eligible for 6% bonus shares.

**In order to qualify for the Loyalty Bonus your StartEngine account email must match your Xtrades account email*

Reservation Bonus

All Reservation Holders will receive 25% bonus shares.

Time-Based Perks

First Two Weeks - Invest in first 14 days and receive 30% bonus shares.

First 30 Days - Invest in first 30 days and receive 20% bonus shares.

Flash Perk - Invest from Day 60 to Day 75 and receive 20% bonus shares.

Amount-Based Perks

Tier 1 - Invest $500 and receive 6 Months of Elite Membership Free.

Tier 2 - Invest $1,800 and receive Lifetime Access to our Algorithm Suite, our AI and Machine Learning Suite, and Crypto Copy Trading + all of the the above.

Tier 3 - Invest $6,000 and receive 10% bonus shares + an Xtrades Limited Edition Designer T-Shirt (up to 500 available) + $100 Xbits (Apparel and App Credits) + all of the above.

Tier 4 - Invest $12,000 and receive 15% bonus shares + an Xtrades Investor Hat with Custom Embroidery (up to 300 available) + $200 Xbits (Apparel and App Credits) + 1 Ticket to our In-Person Live Trading/Networking Event in either LA or New York**** + the above.

Tier 5 - Invest $24,000 and receive 20% bonus shares + a silver investor plaque (up to 100 available) + the above.

Tier 6 - Invest $50,000 and receive 25% bonus shares + $1000 Xbits (Apparel and Credits) + Receive a Large Gold Investor Plaque (up to 50 available) + the above.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Xtrades Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $10. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, Reservation Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Glossary

*Algorithm Suite = A collection of Tradingview and Think or Swim custom indicators and scripts that we've created for users to attatch to their charting tools to use and assist them in their ability to identify ups and downs inside of the charts. A popular method of assistance for traders. This includes the Xtrades Algo Pro on Tradingview.

**The A.I + Machine Learning Suite = This includes our RoyBaty Algorithm (https://app.xtrades.net/profile/39fbd3de-acb8-4b81-a692-d930b534b6f4?tab=alerts). Our machine learning feature that uses our entire database of crowdsources alerts to help identify within future alerts which ones it likes based on its algorithm.

***Crypto Copy Trading is a copy trading bot that allows users to follow (using API keys to Crypto Exchanges) traders that alert inside of our app / discord and also use emojis to follow specific trades ideas directly from Discord and our app

**** Travel and Lodging Not Included

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Xtrades.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hey,

I'm Kevin --

The CEO of Xtrades.

In the last ten years, we've seen an explosion in the popularity of digital finance.

However, despite all this growth, market participants still face many challenges.

The online world lacks an immersive experience that incentivizes financial veterans to contribute their ideas and beliefs about the markets. There are too many fraudsters online, and not enough infrastructure to allow truly winning investors to shine.

These are problems that I ran into myself as a professional trader who spent the last 10 years interacting with other traders online. I wanted a place I could go to to learn, share trading ideas, and receive valuable feedback from traders that I trusted. I wanted to build and monetize my own trading brand.

To my surprise, a trading platform like this simply did not exist.

That's why we created Xtrades. A platform made by traders, dedicated to the trading experience. We're bringing retail investors together in a way that's never been done before. It's an immersive social experience that's tech driven and transparent.

We're using technologies like machine learning and AI to bring crowdsourced insights to work for traders – providing analytics and services that give retail an edge.

On Xtrades, winning influencers are able to monetize themselves through their statistics and their activity. Let's dive into how Xtrades solves problems for retail.

We use this strict price validation system that only executes trading signals within a slight threshold of market price. So when users get an alert, the alert is captured in real-time and actually matches the market price.

Xtrades works with Discord to gather data and collect insights so traders can efficiently gain analytics about themselves, what they trade and the markets.

We use math and technology to create custom formulas that allow traders to gain a more gamified experience during their journey. All of this is made easy to access through our web and mobile applications.

Features like these are what allow users to collaborate in a stronger way to receive analytics they are looking for.

Xtrades started as a small newsletter service and has grown to become the leading platform for trader collaboration.

Since 2019, we've grossed over $6.5M and paid out $2.4M to our traders. We grew from a user base of just one user, to over 240,000 users during this time. To set ourselves apart from being just another Discord trading chat, we created our own fully discord integrated mobile application that gathers insights from discord to create analytics and visuals on the web and mobile realms.

We're using gamification and education to give new traders a go-to platform to learn from and to seek out profitable opportunities.

Xtrades is committed to making sure our shareholders see the best opportunity for growth in their investment. By using data, research, and business acumen, we're making successful decisions that are going to drive the company forward.

Be a part of Xtrades – be a part of the future of trading.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

XTRADES INC.

a Delaware corporation

Xtrades Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Company**"), does hereby certify as follows:

A. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on January 10, 2023.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "**DGCL**") by the Board of Directors of the Company (the "**Board of Directors**") and has been duly approved by the written consent of the stockholders of the Company in accordance with Section 228 of the DGCL.

C. The text of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Company is Xtrades Inc.

ARTICLE II

The address of the Company's registered office in the State of Delaware is 8 The Green, Suite B, in the City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is Northwest Registered Agent Service Inc..

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

The total number of shares of common stock that the corporation shall be authorized to issue is 265,000,000 at $0.0001 par value. The Board of Directors shall be authorized to *accomplish a stock split* of the outstanding shares of common stock, with the specific split ratio *and effective date* as determined and declared by the Board of Directors. The Board of Directors *shall be authorized to* accomplish the issuance of shares of common stock to certain *shareholders, including foreign* shareholders.

ARTICLE V

Section 1. The Company is to have perpetual existence.

Section 2. The business and affairs of the Company shall be managed by or under the *direction* of the Board of Directors. In addition to the powers and authority expressly *conferred* upon them by statute or by this Amended and Restated Certificate of Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:58 PM 02/15/2024
FILED 06:58 PM 02/15/2024
SR 20240530991 - File Number 7228235

IN WITNESS WHEREOF, Xtrades Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by the Chief Executive Officer of the Company on this 15th day of **February 2024**

By: /s/ Kevin Wan
Kevin Wan
Chief Executive Officer

Exhibit G
Test The Waters Materials
(See attached)

bitcoinist.com/xtrades-raises-seed-round-the-best-community-trading-platform/

XTrades Raises Seed Round: The Best Community Trading Platform

by Bitcoinist in Press releases · 23 hours ago


BC.GAME
GET 5 BTC
FOR FREE
JOIN NOW

Kevin Wan, a young entrepreneur from Los Angeles, is making waves in the world of online trading. Kevin, a college dropout turned CEO and Founder of Xtrades Inc., has created a platform that **has paid its traders nearly $2.5 million in just four years**. He is on a mission to create the most unique, electrifying, and largest interactive experience for traders and investors on the internet by January 1st, 2026.

Wan's journey into the digital financial space began when he dropped out of college to start his own company. He set out to build **a community where traders could work together**, communicate, and


Xtrades
X
start engine
Partnership

Home xBlog Seed Round Our Traders Elite Products xCapture Docs

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Xtrades.net is planning to open their first public investment round!

APPLY HERE to reserve your spot at the ground floor

DISCLAIMER

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST

The Future of Trader Collaboration



Bringing Full Transparency to the Stocks and Options

Xtrades Is Solving Social Trading's Biggest Problem: Credibility

by Austin DeNoce, Benzinga Staff Writer
March 4, 2024 8:05 AM | 4 min read | Share Comments

Follow on Google News
Partner Disclosure



Join Xtrades today to harness the power of a community-driven platform enhanced by machine learning and real-time, verified analytics.

Trading has undergone game-changing transformations with retail traders gaining access to advanced trading platforms. Engaging in stocks and options investing is easier than ever. Among these is a growing number of social trading platforms that have captivated beginners and experts alike, offering a space where individuals can learn from each other by sharing insights, strategies, and, most importantly, trading signals.

This shift toward communal trading environments, like those found on Discord, Reddit or specialized websites such as **Xtrades**, promises a blend of education, community support, and, of course, the potential for profit. But this innovative approach is not without its pitfalls; how can you find trustworthy signals within a sea of noise?

The Challenge Of Trusting Strangers With Your Finances

At the heart of social trading are these trade signals, which are tips from seasoned traders about when to buy or sell. The convenience of access to these signals, amplified on social media and even video platforms such as TikTok, is often overshadowed by the lack of personalized advice or the risk of misinformation. If someone is pushing out signals with pump-and-dump motivations, followers of those signals can suffer significant financial loss.

Innovations in finance have democratized trading, but they have also spawned endless streams of uninformed and even fraudulent financial advice. This is problematic for newcomers and experienced traders alike; the challenge is not just finding signals but ensuring they are reliable and actionable. This creates a need for platforms including Xtrades that bridge the gap between community and credibility.

Building Trust In Social Trading

Xtrades stands out among social trading platforms by marrying the principles of community learning with cutting-edge technology. Xtrades is designed to make trading accessible and understandable for beginners while providing advanced tools for those users and seasoned traders alike. With features such as machine-learning assisted signal endorsements and strict price validation for trader signals, Xtrades ensures only high-quality, reliable signals make it to \users.

Key Features of Xtrades:

- **Machine-Learning Endorsements:** By utilizing AI to vet and endorse trading signals, Xtrades adds a layer of credibility unavailable in most trading communities.
- **Strict Price Validation:** Signals are timely and reflect current market conditions when they are posted, minimizing the risk that members will act on outdated information.
- **Maximum Trader Transparency:** Every trader's signal history is openly accessible, allowing other users to make informed decisions about which traders they want to follow and trust.

follow and trust.

- **Integration with Discord:** By using this trusted and popular messaging platform that integrates with its own software, Xtrades facilitates real-time discussions and analytics, fostering a supportive community environment to level up trades.

Solving The Credibility Crisis In Trading Groups

Xtrades addresses the credibility issue for trading signals by leveraging multiple technologies and the power of its community to improve signal validation and transparency. By making every user's signaling history searchable and introducing a machine-learning algorithm for trade endorsement, Xtrades provides an easy, accessible way to assess the reliability of signals. This transparency ensures that users can confidently navigate the platform, armed with all the information needed to make informed trades.

Charting A New Course In Social Trading

Xtrades carved out a unique space for navigating financial markets by addressing the inherent challenges of social trading head-on. It's a sanctuary for those seeking to learn, trade and grow within a supportive, knowledgeable community, all while ensuring the signals available are backed by cutting-edge technology and a commitment to transparency.

As the platform evolves, it continues combining the traditional trading wisdom of informed technical and fundamental traders with modern technological advances, redefining the trading experience for its users. The reliability of trading signals can be the difference between financial success and failure. Xtrades is providing valuable resources and a community home for traders of all levels.

Connect with experienced traders on Xtrades to access validated trading signals and strategies.

Invest in the Future of Online Trading

Touted as one of the largest trading communities on Discord and headed by leaders Kevin Wan (momentumtrades) and his team, this up-and-coming generation of market crushers are raising their first seed round. Not only this, but they are opening the round up to the public, so their user base can get in at the ground floor.

""NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST."

Featured photo by Joshua Mayo on Unsplash.

This post contains sponsored content. This content is for informational purposes only and is not intended to be investing advice.

Posted In: Movers & Shakers | Markets | Partner Content | Xtrades | Private Company Sponsored

Share Comments

Beyond Big Tech - How Brand Engagement Network (NASDAQ: BNAI) Is Shaping The Future Of AI

by Faith Ashmore, Benzinga Staff Writer

March 25, 2024 8:02 AM | 4 min read | Share Comments

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Partner Disclosure



Generative AI has taken the world by storm but the not-so-secret reality is it's largely owned by Big Tech. While many thought that AI would become a thriving competitive ecosystem where start-ups and established companies alike could take advantage of new technology, the truth is much more stark. Almost every startup, new player and even AI research lab relies on Big Tech. They depend on the computing infrastructure of...

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Bitcoin, Ethereum, Dogecoin Register Little Change Amid Bullish Momentum: Analyst Says $160K Could Be A 'Conservative' Price Target For King Crypto

by Mehab Qureshi, Benzinga Staff Writer

March 26, 2024 11:36 PM | 3 min read | Share Comments

ZINGER KEY POINTS

- If Bitcoin reaches $71,000, CoinGlass data shows that $156.18 million in short positions will be liquidated.
- The global cryptocurrency market cap now stands at $2.66 trillion, showing a 0.16% increase in the past 24 hours.
- Cryptocurrency analyst Michael Van de Poppe reports that Bitcoin has been performing well, currently approaching the first resistance.



Bitcoin and Ethereum registered little price movement on Tuesday as the apex cryptocurrency maintained its momentum. **What Happened**: Bitcoin is currently priced at $70,328. If it reaches $71,000, **CoinGlass** data shows that $156.18 million in short positions will be liquidated. Furthermore, a climb to $75,000 will result in the liquidation of $3.85 billion in short positions In the last 24 hours, a total of 70,225 traders were...

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February 29, 2024

Momentum 02/29/2024 2:02 AM

@everyone **Xtrades 🤝 Startengine**

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



💯 11 👍 5 🔥 7 1

announcements Follow

Kevin (Macro Sentiment Goat) 03/18/2024 2:58 AM

@everyone **Make sure to register @ to lock in a 6% share bonus loyalty bonus for Xtrades**

https://forms.gle/XT9ShoaFudko2q4Y9

There will be up to 71% share bonuses depending on how fast you get involved, the amount you are interested in investing, and whether you are granted access to the reservation page (25% share bonus for our best investors) Register in the above link for a higher chance to be apart of the private reservation page before it goes public

You will need to fill the form out with your email that you plan to register on StartEngine.com with (edited)

🚨 No Money Legend Disclaimer 🚨

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Google Docs

Tuesday, March 12, 2024 9:37 PM

Momentum 03/12/2024 9:37 PM

@everyone **Over 150+ interested investors in the Xtrades Crowdfunding Event.** Become an owner of CryptoTraders.com and Xtrades.net - a continually developing product and community that is pushing the boundaries of social trading. Stay tuned as we will be releasing to our preferred applicants, members, lifetime members, and other users for two weeks before we open the StartEngine Reg CF raise to the public.

More details @ # 🌱📈 | opportunities

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. (edited)

🔥 16 ❤️ 1 🔥 1 LFG 1

March 18, 2024

🌱📈 | opportunities Follow

that would completely change the game of investing and trading digitally and collaboratively.

Over the last year (2022-2023) we really found our rhythm when it comes to developing useable applications that operate simultaneously on the web and inside of the app store. We've built a very solid and efficient development team during this time and are now looking to expand and improve our constructions.

Stay tuned for more information regarding the raise, potential perks and bonuses for becoming an investor when our Startengine page is live

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

@everyone (edited)


01 Trader or Investor results transparency
02 Learn & choose who to follow based on statistic
03 Access learning, group, and top tier traders is now reduced to $30.00
04 We incentivize traders that produce great trading results and not for to market or do sales
05 Keep on to profit on A+ chances. Much Less stress,


Metcalfes Law


48K
8K
1.4K%
100%
0
100%

🔥 1

| opportunities Follow

Momentum 04/20/2024 12:56 PM

Invest in our Company Seed Round :

Become an owner of Xtrades Incorporated. The parent company behind **Xtrades** and **CryptoTraders**

This will be the first time we're opening up an investment round publically or privately. Due to a limit on the investment capital we are able to raise via Reg CF on StartEngine (Learn more @ https://www.sec.gov/education/smallbusiness/exemptofferings/regcrowdfunding) we're currently accepting applications for investors to reserve a seat ahead of time before it goes public.

We will be prioritizing the following:

- Longtime Members of the Community
- Individuals that are interested in bringing some sort of partnership value
- Individuals that are investing $5,000 or more.

Links
Apply here: http://startengine.com/offering/xtrades

Read More
We are currently welcoming applications to become a part of the first and only opening for retail investors to purchase ownership of CryptoTraders.com and Xtrades.net via Xtrades Incorporated at the ground floor. A company with a 56 month profitability streak, a thriving community, revolutionary machine learning technology, and a ever-improving fully integrated application all focused on improving the online, social trading experience.

Upon experiencing a 12000% growth in userbase and revenue from 2019 - 2022, we saw the potential in our concept and really wanted to optimize the experience to become something that would completely change the game of investing and trading digitally and collaboratively.

Over the last year (2022-2023) we really found our rhythm when it comes to developing useable applications that operate simultaneously on the web and inside of the app store. We've built a very solid and efficient development team during this time and are now looking to expand and improve our constructions.

Message # | opportunities

May 5, 2024

Momentum Yesterday at 8:58 PM

@everyone **I'm not allowed to say when we're launching, but today and the first few days of next week may be the last opportunity to reserve shares for Xtrades on StartEngine and receive bonus shares.**

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

https://youtu.be/Wr1DxDeYK5g?si=8ELU-HqxBXCzSAly (edited)

🔥 5

announcements Follow | Important server-wide announcements.

Xtrades

👉 http://startengine.com/offering/xtrades

Details regarding financial bookkeeping, company balance, perks for investing and much more about the company will be live on the page during the **Launch Phase**

Pre-Launch is simply a time for us to reserve our desired investment amount (or higher). When you reserve, you will NOT be required to invest this amount when the time comes for the raise. It simply means you are reserving your piece in which you will receive a **25% Share Bonus**. It is NOT Binding.

On top of this, if you are a **Founding Member** of our community, simply register for this with the same email associated to your Xtrades or CryptoTraders account and you will receive a **6% Share Bonus** Stacked on top.

This qualifies you for **31%**. If you then complete your investment portion **within 2 weeks** of our Launch going live (You will be notified), you will then receive a 31% Share Bonus. This means you can earn up to 61% for simply reserving, and investing on time as a founding member, thus lowering the pre-money valuation to $15.2M from $24.5M.

Our CryptoTraders.com division alone has seen a **40%** growth this month vs last month.

Imagine putting your money into Billion Dollar memecoins at a potential market cycle top, when you could be investing in a real product with a real community behidn it that you can involve yourself with and push the industry forward!

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE announcements Follow | Important server-wide announcements.

Pre-Launch is simply a time for us to reserve our desired investment amount (or higher). When you reserve, you will NOT be required to invest this amount when the time comes for the raise. It simply means you are reserving your piece in which you will receive a **25% Share Bonus**. It is NOT Binding.

On top of this, if you are a **Founding Member** of our community, simply register for this with the same email associated to your Xtrades or CryptoTraders account and you will receive a **6% Share Bonus** Stacked on top.

This qualifies you for **31%**. If you then complete your investment portion **within 2 weeks** of our Launch going live (You will be notified), you will then receive a 31% Share Bonus. This means you can earn up to 61% for simply reserving, and investing on time as a founding member, thus lowering the pre-money valuation to $15.2M from $24.5M.

Our CryptoTraders.com division alone has seen a **40%** growth this month vs last month.

Imagine putting your money into Billion Dollar memecoins at a potential market cycle top, when you could be investing in a real product with a real community behidn it that you can involve yourself with and push the industry forward!

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Xtrades Social Trading Community Helping Its Members Make a Fortune

WRITTEN IN PARTNERSHIP WITH QERA MARKETING × MARCH 21, 2024 ×


Xtrades
Alerts
Trending
15 alerts
10 alerts
6 alerts
6 alerts
Alerts

Anyone who is entering the trading game is aware of the hard work it takes to succeed. Financial success does not come overnight for traders; it comes through strict discipline, dedication, losses, and lessons learned. It is essential to stay alert to evolving trends, adapt to continuous changes, educate yourself, and build a trading toolbag for efficient asset management. While this saturated market poses these obvious challenges to newcomers, there are more subtle challenges to the game that the social trading app Xtrades aims to address.

Kevin Wan, also known as Momentum, founded this community-powered trading platform. Based in LA, Wan dropped out of college to embark on his adventure to establish himself in the digital financial space. This creator loves the idea of collaboration online and recognized the lack of interactive experiences through real-time digital trading. Wan endeavored to create a space where traders could work together and enjoy communicating, fostering a trading community where members work toward bettering one another's lives.

Xtrades



Our Reservations Page is Live

You can now reserve a minimum of $250 to be **a part owner of Xtrades!**

Making a reservation does not mean you are in a binding position to invest in Xtrades. It simply means you are reserving your spot, which will grant you a 25% share bonus. In order to receive this 25% share bonus, you MUST reserve your spot before the actual campaign goes live.

When the campaign goes live, you will see all of the formal details and legal documents regarding our company, including our perks for investing.

Perks for investing

Reservation Bonus

25% share stack (stackable)

Timing Bonuses

Invest in first 14 days = **30%** share bonus (stackable)

Invest in first 30 days = **20%** share bonus (stackable)

Amount Bonuses

$500
Receive 6 Months of Elite Membership Free

$1800
Receive Lifetime Access to our Algorithm Suite, our AI and Machine Learning Suite, and Crypto Copy Trading + All of the the above

$6000
Receive 10% bonus shares + an Xtrades Limited Edition Designer T-Shirt (up to 500 available) + $100 Xbits (Apparel and App Credits) + all of the above

$12,000
Receive 15% bonus shares + an Xtrades Investor Hat with Custom Embroidery (up to 300 available) + $200 Xbits (Apparel and App Credits) + 1 Ticket to our In-Person Live Trading/Networking Event in either LA or New York**** + the above

$24,000
Receive 20% bonus shares + a silver investor plaque (up to 100 available) + the above

$50,000
Receive 25% bonus shares + $1000 Xbits (Apparel and Credits) + Receive a Large Gold Investor Plaque (up to 50 available) + the above

Glossary

***Algorithm Suite** — A collection of Tradingview and Think or Swim custom indicators and scripts that we've created for users to attach to their charting tools to use and assist them in their ability to identify ups and downs inside of the charts. A popular method of assistance for traders. This includes the Xtrades Algo Pro on Tradingview

****The A.I + Machine Learning Suite** — This includes our Rosffaly Algorithm. Our machine learning feature that uses our entire database of crowdsources alerts to help identify within future alerts which ones it likes and has a high possibility of success

*****Crypto Copy Trading** is a copy trading bot that allows users to follow (using API keys to Crypto Exchanges) traders that alert inside of our app / discord and also use emojis to follow specific trades ideas directly from Discord and our app

Follow our socials

Xtrades



It's simple. Winners bet on winners.

This is Xtrades first investment round

A historical moment.

As an individual that bootstrapped this entire operation from scratch over the last 5 years, and turned Xtrades and CryptoTraders.com into a self-sustaining communal economy with a 100% profitability rate for both websites month to month SINCE inception. Did you really think our plan was to stop here and ride off into the sunset?

Not in a million years. My definite chief aim is to turn Xtrades into the largest information sharing economy in the world for trader interaction.

Utilizing the knowledge I've gained and understood about the individuals behind our userbase, everything that I've learned in software development, user experience, and resource management will come into play as continue to work passionately with our team to build a superior internet product that is fun and rewarding.

Transparency and Growth

ALL proceeds incurred during our raise will be utilized only as stated in the Form C legal documentation which you will read when our campaign page goes live. This will show all details regarding our claims to have made $6M in revenue since the start of our business, how things are still growing, and our statement in regards to where all invested funds will go.

Reinvestment for Success

0%, I repeat 0% of the funds that are incurred during this raise will go to myself, or anyone that is a partner in the company. ALL of the funds will be reinvested into growing the company revenue, product, and community.

The Power of Investment

To put things into perspective. A $1000 investment into Uber's first round is now worth $4,000,000. A 4000x gain from their pre-money valuation until now. A $1000 investment in Shopify's first round, is now worth $4,300,000.

Sometimes being in the right place, at the right time, with an opportunity right in front of you, is all it takes to succeed.

Good Luck,
Kevin

Follow our socials

Home xBlog **Seed Round** Our Traders Elite Products xCapture Docs

Sign Up Login

Invest in the Future of Trader Collaboration

at the ground floor

We're looking to present an opportunity directly TO the members that believe in us, the ability to invest in a growing startup catering to trader collaboration and interaction.

If you believe this is a growing market, and there is a community online that needs to be catered to, then this might be an opportunity for you to work with us.

At Xtrades, we're proud to reward the users that contribute and helped grow our social network from the inside out.

- Founding Members
- Current Members
- Lifetime Members

will all receive priority access to the fundraise, with the ability to receive up to 71% bonus shares depending on initiative to invest, capital allocation, and loyalty/qualifications based on Xtrades status.



JOIN WAITLIST

DISCLAIMER

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICATION OF INTEREST

How does Xtrades Save Financial Hobbyists Money and Time?



01 100% Technology Backed Transparency

02 Choose who to learn and choose who to follow based on statistics

03 With our price points, Xtrades is a low risk high reward tool.

04 Traders & Investors earn and recognize for providing high value insights ($3.1m Paid 2020-2023)

05 Improve your win rate when choose signals to follow with our ML algorithm.

We are a social trading platform that heavily uses A.I. and Machine Learning to benefit our users.

- Signal Endorsements with Machine Learning
- Strict Price Validation for Trader Signals
- Maximum Trader Transparency
- Auto-Alerting by Connecting Favorite Brokers and Exchanges

48K MONTHLY ACTIVE USERS	8K APP USERS AND GROWING!	1.4K% MRR GROWTH THE LAST 4 YEARS
100% 56 MONTHS PROFITABLE STREAK	0 CONTROL OR INVEST FROM VC'S	100% BOOTSTRAPPED

- Fastest growing trading community
- Metcalfe Law Value Scaling
- A.I. Asset Insight Summarization
- Crowdsourced Info converted into Market Edges for Retail

STOCKS | OPTIONS | CRYPTO

ONBOARDING TRADFI TO CRYPTO VIA

Xtrades | CRYPTO TRADERS

Xtrades Offers

- Network Effect
- New Tech for Social Trading
- Machine Learning Assisted Signals
- Strict Price Validation

Unlimited Revenue Streams

- Monthly Subscriptions
- Coaching
- Marketplace Commissions
- Apparel
- Ad Revenue
- Partnerships

Testimonials

★★★★★

I would like to give a plug to @.jtw#000...

teririririri, 15/37/2024

I would like to give a plug to @.jtw#0000 's NTS tool. I actually had 2 weeks ago. Went from 1600$ to 5200$ in 2 weeks without too much risk and follwing advice here from top traders


9:41
ALL ALERTS
Sold TSLA $270 Puts @ $61
Bought NIO $12.5 Call @ $0.7

RoyBaty Machine Learning Model

72%
WIN RATE

+14%
AVERAGE RETURN

284
TRADES ALERTED

STOCKS

OPTIONS

krazya entered long

✅ Long SPY Dec 14 2023 $461.00 Call @ 2.27 | market : $2.27

VIEW DETAILS

Risk: Standard

Machine Learning Filter: ✔ Our machine learning filter estimates alerts like this to have a 67.78% chance of being winners.

Metcalfes Law

Our company thrives on the metcalfes law theory. A network



effect waiting to happen as we continuously build features around A.I. and Machine Learning that perform better with larger samples of retail trading data



ECONOMIC MARGINALITY
NUMBER OF USERS

● non-profitable mfi

Join Our Mailing List

enter your email address

SEND

Billing & General Support
hello@xtrades.net

Los Angeles, CA 90028
1-530-723-5499

Terms & Conditions

Refund Policy

Privacy Policy

Home xBlog **Seed Round** Our Traders Elite Products xCapture Docs

Sign Up | Login

Invest in the Future of Trader Collaboration

at the ground floor

We're looking to present an opportunity directly TO the members that believe in us, the ability to invest in a growing startup catering to trader collaboration and interaction.

If you believe this is a growing market, and there is a community online that needs to be catered to, then this might be an opportunity for you to work with us.

At Xtrades, we're proud to reward the users that contribute and helped grow our social network from the inside out.

- Founding Members
- Current Members
- Lifetime Members

will all receive priority access to the fundraise, with the ability to receive up to 71% bonus shares depending on initiative to invest, capital allocation, and loyalty/qualifications based on Xtrades status.



JOIN WAITLIST

DISCLAIMER

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST

How does Xtrades Save Financial Hobbyists Money and Time?



01 100% Technology Backed Transparency

02 Choose who to learn and choose who to follow based on statistics

03 With our price points, Xtrades is a low risk high reward tool.

04 Traders & Investors earn and recognize for providing high value insights ($3.1m Paid 2020-2023)

05 Improve your win rate when choose signals to follow with our ML algorithm.

We are a social trading platform that heavily uses A.I. and Machine Learning to benefit our users.

- Signal Endorsements with Machine Learning
- Strict Price Validation for Trader Signals
- Maximum Trader Transparency
- Auto-Alerting by Connecting Favorite Brokers and Exchanges

48K MONTHLY ACTIVE USERS	**8K** APP USERS AND GROWING!	**1.4K%** MRR GROWTH THE LAST 4 YEARS
100% 56 MONTHS PROFITABLE STREAK	**0** CONTROL OR INVEST FROM VC'S	**100%** BOOTSTRAPPED

- Fastest growing trading community
- Metcalfe Law Value Scaling
- A.I. Asset Insight Summarization
- Crowdsourced Info converted into Market Edges for Retail

STOCKS OPTIONS CRYPTO

ONBOARDING TRADFI TO CRYPTO VIA

Xtrades CRYPTO TRADERS

Xtrades Offers

- Network Effect
- New Tech for Social Trading
- Machine Learning Assisted Signals
- Strict Price Validation

Unlimited Revenue Streams

- Monthly Subscriptions
- Coaching
- Marketplace Commissions
- Apparel
- Ad Revenue
- Partnerships

Testimonials

★★★★★

I would like to give a plug to @.jtw#000...

teririririri, 15/37/2024

I would like to give a plug to @.jtw#0000 's NTS tool. I actually had 2 weeks ago. Went from 1600$ to 5200$ in 2 weeks without too much risk and follwing advice here from top traders



9:41
ALL ALERTS
PRE-MARKET OPEN
Sold TSLA $270 Puts @ $61
Bought NIO $12.5 Call @ $0.7

RoyBaty Machine Learning Model

72%
WIN RATE

+14%
AVERAGE RETURN

284
TRADES ALERTED

STOCKS

OPTIONS



krazya entered long
Long SPY Dec 14 2023 $461.00 Call @ 2.27 | market : $2.27
VIEW DETAILS
Risk
Standard
Machine Learning Filter
Our machine learning filter estimates alerts like this to have a 67.78% chance of being winners.

Metcalfes Law

Our company thrives on the metcalfes law theory. A network



effect waiting to happen as we continuously build features around A.I. and Machine Learning that perform better with larger samples of retail trading data



ECONOMIC MARGINALITY
NUMBER OF USERS

non-profitable mfi

Join Our Mailing List

enter your email address
SEND

Billing & General Support
hello@xtrades.net

Los Angeles, CA 90028
1-530-723-5499

Terms & Conditions

Refund Policy

Privacy Policy


Xtrades
Seed Round via StartEngine Rd 1

Xtrades is taking reservations for a possible, upcoming round. Join the waitlist today.

start engine

Add to Watchlist

RESERVE NOW ⓘ

GET A PIECE OF XTRADES

The Future of Trading

Xtrades is an interactive social platform that is powered by AI and proprietary technology to deliver the most impactful and actionable market insights.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Xtrades
The Future
of Trader
Collaboratio
Available on:
App Store
Google Play

$432,305.80 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- COMMUNITY-POWERED GROWTH: Xtrades uses AI and Machine Learning to present high-quality analytics to traders and create a more gamified interactive online experience.
- A GIANT MARKET: Over 100 million brokerage accounts exist. Retail owns over $20 trillion of assets. Xtrades is targeting these individuals.
- PROVEN TRACTION: With 12.3% monthly user growth, an annual revenue run rate of $1M, and consistent YOY growth, Xtrades demonstrates growing momentum and a loyal user base.

CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Reserve Now

RESERVED ⓘ
$432,305.80

INVESTORS
162

TEAM



Kevin Wan • Founder, CEO, Board Member, Principal Accounting Officer

Kevin Wan is a serial digital entrepreneur focusing on financial technology catering to retail investors in the stock market and cryptocurrencies. With an economics degree from UCSB, he is currently enrolled at the MIT Sloan School of Management Artificial ...

Read More

ABOUT

HEADQUARTERS
10000 Washington Blvd
Culver City, CA 90232

WEBSITE
View Site

Xtrades is an interactive social platform that is powered by AI and proprietary technology to deliver the most impactful and actionable market insights.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Xtrades.

$250

Reservation Bonus

All Reservation Holders will receive 25% bonus shares.

Select

JOIN THE DISCUSSION

IM

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

What does it mean when I make a reservation?

Once the offering launches, how will I be notified?

Will I be charged?

Can I cancel my reservation?

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.